
                 Chubb Group of Insurance Companies                  DECLARATIONS
                                                                     FINANCIAL INSTITUTION INVESTMENT
                                                                     COMPANY ASSET PROTECTION BOND
                 15 Mountain View Road, Warren, New Jersey 07059



NAME OF ASSURED (including its Subsidiaries):                        Bond Number: 82047607


THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

                                                                     FEDERAL INSURANCE COMPANY



                                                                     Incorporated under the laws
THREE WORLD FINANCIAL CENTER                                         of Indiana a stock insurance company herein called the
NEW YORK, NY 10281010                                                Capital Center, 251 North Illinois,
                                                                     Suite 110
                                                                     Indianapolis, IN  46204-1927




ITEM 1.     BOND PERIOD:        from     12:01 a.m. on July 30, 2007
                                to      12:01 a.m. on July 30, 2008


ITEM 2.     LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:


     If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted.
     There shall be no deductible  applicable to any loss under INSURING  CLAUSE
     1. sustained by any Investment Company.
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


                                                                                              DEDUCTIBLE
           INSURING CLAUSE                                           LIMIT OF LIABILITY       AMOUNT
           ---------------                                           ------------------       ------

           1.    Employee                                            $ 3,100,000.             $ 25,000.

           2.    On Premises                                         $ 3,100,000.             $ 25,000.

           3.    In Transit                                          $ 3,100,000.             $ 25,000.

                 Forgery or
           4.    Alteration                                          $ 3,100,000.             $ 25,000.

           5.    Extended Forgery                                    $ 3,100,000.             $ 25,000.

           6.    Counterfeit Money                                   $ 3,100,000.             $ 25,000.

           7.    Threats to Person                                   $ 3,100,000.             $ 25,000.

           8.    Computer System                                     $ 3,100,000.             $ 25,000.

           9.    Voice Initiated Funds Transfer Instruction          $ 3,100,000.             $ 25,000.

           10.   Uncollectible Items of Deposit                      $ 50,000.                $ 5,000.

           11.   Audit Expense                                       $ 50,000.                $ 5,000.



ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

          1) Stop Payment Order or Refusal to Pay Check, 2) Unauthorized Signature Endorsement, 3) New York Amendatory, 4) Deleting Valuation-Other Property, 5) Compliance w/ Trade Sanction Laws, 6) Amend Name of Assured, 7)Revise Item 2 Endorsement


          IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.


/s/ Illegible                           /s/ Illegible
-------------------------------------   ----------------------------------------
Secretary                               President


Countersigned by                        /s/ Illegible
                 --------------------   ----------------------------------------
                                        Authorized Representative

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1



          The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:


Insuring Clauses



Employee                   1.        Loss resulting directly from Larceny or Embezzlement committed by any
                                     Employee, alone or in collusion with others.


On Premises                2.        Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.



In Transit                 3.        Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                                    a.   in an armored motor vehicle, including loading and unloading thereof,


                                    b.   in the custody of a natural person acting as a messenger of the
                                         ASSURED,

                                         or


                                    c.   in the  custody of a  Transportation  Company  and being  transported  in a conveyance  other than an armored motor  vehicle  provided,  however,  that covered Property transported in such manner is limited to the following:


                                            (1) written records,


                                            (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or


                                            (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.


                                          Coverage under this INSURING CLAUSE begins  immediately on the receipt of such Property by the natural person or  Transportation  Company and ends  immediately  on delivery to the premises of the  addressee or to any representative of the addressee located anywhere.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19


Insuring Clauses
(continued)


Forgery Or Alteration      4.      Loss resulting directly from:



                                   a.     Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or


                                   b.     transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;


                                    excluding, however, under this INSURING CLAUSE any loss covered under
                                    INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
                                    CLAUSE 5. is provided for in the DECLARATIONS of this Bond.


                                    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.



Extended Forgery           5.      Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:


                                   a.   acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:


                                           (1) bear a Forgery or a fraudulently material alteration,


                                           (2) have been lost or stolen, or

                                           (3) be Counterfeit, or


                                   b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.


                                   Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
                                   Employee, Custodian, or a Federal or State chartered deposit institution of the
                                   ASSURED is a condition precedent to the ASSURED having relied on such items.
                                   Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19


Insuring Clauses


Extended Forgery                    For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)                         signature is treated the same as a handwritten signature.



Counterfeit Money          6.       Loss resulting directly from the receipt by the ASSURED in good faith of any
                                    Counterfeit money.


Threats To Person          7.       Loss resulting directly from surrender of Property away from an office of the
                                    ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                                    a.      the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat,
                                            and


                                    b.      the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                    It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
                                    ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
                                    ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System            8.       Loss resulting directly from fraudulent:

                                    a. entries of data into, or

                                    b. changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:


                                            (1) funds or other property to be transferred, paid or delivered,

                                            (2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

                                            (3) an unauthorized account or a fictitious account to be debited or credited.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19


Insuring Clauses
(continued)



Voice Initiated Funds       9.     Loss resulting directly from Voice Initiated Funds Transfer Instruction
Transfer Instruction               directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice
                                   Initiated Funds Transfer Instruction was:


                                  a.   received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds
                                       Transfer Instruction,


                                  b.   made by a person purporting to be a Customer, and


                                  c.   made by said  person for the  purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                                       In order for coverage to apply under this  INSURING  CLAUSE,  all
                                       Voice Initiated Funds Transfer  Instructions must be received and processed in accordance with the Designated  Procedures  outlined in the APPLICATION furnished to the COMPANY.



Uncollectible Items of      10.      Loss resulting directly from the ASSURED having credited an account of a
Deposit                              customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:


                                     a. redemptions or withdrawals to be permitted,

                                     b. shares to be issued, or

                                     c. dividends to be paid, from an account of an Investment Company.


                                     In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
                                     APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                                     Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.



Audit Expense               11.      Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
                                     Bond.


   ICAP Bond (5-98)
   Form 17-02-1421 (Ed. 5-98) Page 4 of 19


General Agreements


Additional Companies              A.  If more than one corporation, or Investment Company, or any combination of
Included As Assured                   them is included as the ASSURED herein:

                                    (1)  The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.


                                    (2)  Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited  to the  giving  or  receiving  of any  notice  or  proof required  to be  given  and  for  the  purpose  of  effecting  or accepting any  amendments  to or  termination  of this Bond.  The
                                         COMPANY shall furnish each Investment  Company with a copy of the
                                         Bond and with any amendment thereto, together with a copy of each
                                         formal   filing  of  claim  by  any  other   named   ASSURED  and
                                         notification  of the terms of the  settlement  of each such claim prior to the execution of such settlement.


                                    (3)  The COMPANY shall not be responsible  for the proper  application of any  payment  made  hereunder  to  the  first  named  ASSURED.


                                    (4)  Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.


                                    (5)  If the first  named  ASSURED  ceases for any reason to be covered under this Bond,  then the ASSURED next named on the  APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.



Representation Made By           B.  The ASSURED represents that all information it has furnished in the
Assured                              APPLICATION for this Bond or otherwise is complete, true and correct. Such
                                     APPLICATION and other information constitute part of this Bond.


                                     The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.


                                     Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19


General Agreements
(continued)




Additional Offices Or            C.  If the ASSURED, other than an Investment Company, while this Bond is in
Employees - Consolidation            force merges or consolidates with, or purchases or acquires assets or liabilities
Merger Or Purchase Or                of another institution, the ASSURED shall not have the coverage afforded under
Acquisition Of Assets                this Bond for loss which has:
Or Liabilities - Notice
To Company
                                    (1)  occurred or will occur on premises, or


                                    (2)  been caused or will be caused by an employee, or

                                    (3)  arisen or will arise out of the assets or liabilities, of such institution, unless the ASSURED:

                                     a.   gives the COMPANY  written notice of the proposed  consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                     b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                                     c.   on obtaining such consent, pays to the COMPANY an additional premium.



Change Of Control -              D.    When the ASSURED learns of a change in control (other than in an Investment
Notice To Company                      Company), as set forth in Section 2(a) (9) of the Investment Company Act of
                                       1940, the ASSURED shall within sixty (60) days give written notice to the
                                       COMPANY setting forth:


                                    (1)  the names of the transferors and transferees (or the names of the beneficial  owners if the voting  securities  are  registered  in another name),


                                    (2)  the total number of voting  securities  owned by the  transferors and the transferees (or the beneficial owners),  both immediately before and after the transfer, and

                                    (3)  the total number of  outstanding  voting  securities.  Failure to give the required  notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.


Court Costs And                  E.    The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys' Fees                        attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would  be entitled to recovery under this Bond. However, with respect to INSURING

                                       CLAUSE 1., this Section shall only apply in the event that:

                                       (1)  an Employee admits to being guilty of Larceny or Embezzlement,
                                       (2)  an Employee is adjudicated to be guilty of Larceny or Embezzlement,
                                            or

     ICAP Bond (5-98)
     Form 17-02-1421 (Ed. 5-98) Page 6 of 19


General Agreements



Court Costs And                        (3) in the absence of 1 or 2 above, an arbitration panel agrees, after a
Attorney's Fees                            review of an agreed statement of facts between the COMPANY and the ASSURED,
(continued)                                that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

                                The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
                                The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                If the amount demanded in any such suit or legal proceeding is within the
                                DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                If the amount demanded in any such suit or legal proceeding is in excess of the
                                LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
                                LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
                                CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.


                                If the amount demanded is any such suit or legal proceeding is in excess of the
                                DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM

                             2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19


Conditions And
Limitations


Definitions              1.      As used in this Bond:

                                 a.   Computer   System  means  a  computer  and  all  input,   output,
                                      processing,  storage, off-line media libraries, and communication facilities  which are  connected  to the  computer  and which are under the control and supervision of the operating system(s) or application(s)
                                      software used by the ASSURED.

                                 b.   Counterfeit  means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                                 c.   Custodian  means  the  institution  designated  by an  Investment
                                      Company to maintain possession and control of its assets.

                                 d.   Customer  means  an  individual,  corporate,  partnership,  trust customer,  shareholder  or subscriber  of an  Investment  Company which  has  a  written  agreement  with  the  ASSURED  for  Voice
                                      Initiated Funds Transfer Instruction.

                                 e.   Employee means:


                                           (1)  an officer of the ASSURED,

                                           (2)  a natural  person while in the regular  service of the ASSURED at any of the  ASSURED'S  premises and  compensated  directly by the
                                                ASSURED  through  its  payroll  system and  subject to the United
                                                States  Internal  Revenue  Service Form W-2 or equivalent  income reporting plans of other countries,  and whom the ASSURED has the right  to  control  and  direct  both  as  to  the  result  to be accomplished  and  details  and  means by which  such  result  is accomplished in the performance of such service,


                                            (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

                                            (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the
                                                ASSURED,

                                            (5)  a natural person provided by an employment  contractor to perform employee  duties for the ASSURED under the ASSURED'S  supervision at any of the ASSURED'S premises,

                                            (6)  an employee of an institution merged or consolidated with the
                                                 ASSURED prior to the effective date of this Bond,

                                            (7)  a director or trustee of the ASSURED,  but only while  performing acts within the scope of the  customary  and usual  duties of any officer or other  employee  of the  ASSURED or while  acting as a member of any  committee  duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19


Conditions And
Limitations


Definitions                                  (8) each natural person, partnership or corporation authorized by written
(continued)                                      agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                                                a.   creating,  preparing,  modifying  or  maintaining  the  ASSURED'S computer software or programs, or

                                                b.   acting as  transfer  agent or in any  other  agency  capacity  in issuing checks, drafts or securities for the ASSURED,

                                            (9)  any partner,  officer or employee of an  investment  advisor,  an
                                                 underwriter  (distributor),   a  transfer  agent  or  shareholder
                                                 accounting recordkeeper,  or an administrator,  for an Investment
                                                 Company  while  performing  acts  coming  within the scope of the customary  and  usual  duties of an  officer  or  employee  of an
                                                 Investment  Company or acting as a member of any  committee  duly elected or  appointed  to  examine,  audit or have  custody of or access to Property of an Investment Company.

                                                 The term Employee  shall not include any partner,  officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                                 a.   which is not an  "affiliated  person" (as defined in Section 2(a)
                                                      of the Investment  Company Act of 1940) of an Investment  Company
                                                      or of the investment advisor or underwriter (distributor) of such
                                                       Investment Company, or

                                                 b.   which is a "bank" (as defined in Section  2(a) of the  Investment
                                                      Company Act of 1940).

                                                     This  Bond  does not  afford  coverage  in favor of the  employers  of persons as set forth in e. (4), (5) and (8) above, and upon payment to the  ASSURED  by  the  COMPANY  resulting  directly  from  Larceny  or
                                                     Embezzlement  committed by any of the partners,  officers or employees of such  employers,  whether acting alone or in collusion with others, an assignment of such of the ASSURED'S  rights and causes of action as it may have against such employers by reason of such acts so committed shall,  to the extent of such payment,  be given by the ASSURED to the
                                                     COMPANY,  and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                                                     Each employer of persons as set forth in e.(4),  (5) and (8)
                                                     above and the partners, officers and other employees of such employers shall  collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                                     Independent  contractors not specified in e.(4),  (5) or (8)
                                                     above,    intermediaries,    agents,    brokers   or   other
                                                     representatives  of the same general  character shall not be considered Employees.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19


Conditions And
Limitations



Definitions                      f.    Forgery means the signing of the name of another natural person with  the
(continued)                            intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.


                                 g.   Investment  Company means any investment  company registered under the Investment Company Act of 1940 and
                                      listed under the NAME OF ASSURED on the DECLARATIONS.


                                 h.   Items of Deposit  means one or more  checks or drafts  drawn upon a financial institution in the United States of America.

                                 i.   Larceny or  Embezzlement  means larceny or  embezzlement  as defined in Section 37 of the Investment Company Act of 1940.


                                 j.  Property means money, revenue and other stamps;  securities;
                                     including any note, stock,  treasury stock, bond, debenture,
                                     evidence   of   indebtedness,    certificate   of   deposit,
                                     certificate  of  interest  or  participation  in any profit-
                                     sharing    agreement,    collateral    trust    certificate,
                                     preorganization  certificate or  subscription,  transferable
                                     share,   investment  contract,   voting  trust  certificate,
                                     certificate of deposit for a security,  fractional undivided interest in oil, gas, or other mineral rights,  any interest or  instruments  commonly  known  as a  security  under  the
                                     Investment  Company Act of 1940,  any other  certificate  of
                                     interest  or   participation   in,   temporary   or  interim
                                     certificate  for,  receipt for,  guarantee of, or warrant or right to  subscribe  to or  purchase  any of the  foregoing;
                                     bills of exchange;  acceptances;  checks; withdrawal orders;
                                     money orders; travelers' letters of credit; bills of lading;
                                     abstracts of title; insurance policies,  deeds, mortgages on real estate  and/or upon  chattels  and  interests  therein;
                                     assignments  of such  policies,  deeds or  mortgages;  other valuable  papers,  including  books of  accounts  and  other records  used by the ASSURED in the conduct of its  business
                                     (but excluding all electronic data processing records); and, all other  instruments  similar  to or in the  nature of the foregoing  in which the ASSURED  acquired an interest at the time of the  ASSURED'S  consolidation  or  merger  with,  or purchase of the principal  assets of, a predecessor or which are held by the ASSURED  for any purpose or in any  capacity and whether so held  gratuitously  or not and whether or not the ASSURED is liable therefor.


                                k.   Relative  means the spouse of an  Employee or partner of the
                                     ASSURED  and any  unmarried  child  supported  wholly by, or living in the home of,  such  Employee  or partner and being related to them by blood, marriage or legal guardianship.


                                l.   Securities,  documents or other  written  instruments  means original  (including  original  counterparts)  negotiable or non-negotiable instruments, or assignments thereof, which in
                                     and  of   themselves   represent  an   equitable   interest,
                                     ownership,  or debt and which are in the ordinary  course of business  transferable by delivery of such  instruments with any necessary endorsements or assignments.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19


Conditions And
Limitations

Definitions                     m.    Subsidiary means any organization that, at the inception date of   this Bond,
(continued)                           is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                                n.    Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.


                                o.    Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.


                                p.    Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

                                q.    Voice Initiated Funds Transfer Instruction means any Voice Initiated
                                      Redemption or Voice Initiated Election.


                                    For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.



General Exclusions -         2.   This bond does not directly or indirectly cover:
Applicable to All
Insuring Clauses                  a.  loss not reported to the COMPANY in writing within sixty (60) daysafter termination of this Bond as an entirety;

                                  b.  loss  due to riot or  civil  commotion  outside  the  United
                                      States of America and Canada,  or any loss due to  military, naval or usurped power,  war or  insurrection.  This Section
                                      2.b.,  however,  shall  not  apply to loss  which  occurs in transit in the circumstances  recited in INSURING CLAUSE 3., provided that when such transit was  initiated  there was no knowledge  on the part of any person  acting for the ASSURED of such riot,  civil commotion,  military,  naval or usurped power, war or insurrection;

                                  c.  loss resulting from the effects of nuclear fission or fusion or radioactivity;

                                  d.  loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;


                                  e.  damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;


                                  f.  costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                                  g.  loss resulting from indirect or consequential loss of any nature;


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19


Conditions And
Limitations



General Exclusions -                 h. loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All                       or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses                                 alone or in collusion with others;
(continued)
                                     i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

                                           (1) of any law regulating:

                                               a. the issuance, purchase or sale of securities,
                                                  securities transactions on security or commodity

                                               b. exchanges or the over the counter market,

                                               c. investment companies,

                                               d. investment advisors, or

                                           (2) of any rule or regulation made pursuant to any such law; or

                                    j. loss of confidential information, material or data;

                                    k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to
                                       INSURING CLAUSE 7. or 9.


Specific Exclusions -        3.     This Bond does not directly or indirectly cover:
Applicable To All
Insuring Clauses                    a.  loss caused by an Employee, provided, however, this Section 3.a. shall
Except Insuring                          not apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.                                directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

                                    b.   loss through the surrender of property away from premises of the
                                         ASSURED as a result of a threat:

                                        (1)  to do bodily harm to any natural person, except loss of
                                             Property in transit in the custody of any person acting as messenger of the
                                             ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7.,
                                             or

                                           (2) to do damage to the premises or Property of the ASSURED;

                                    c.   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                                    d.   loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
                                         CLAUSE 10.;

                                    e.   loss of property while in the mail;


 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 12 of 19


Conditions And
Limitations



Specific Exclusions -                f.  loss resulting from the failure for any reason of a financial or
Applicable To All Insuring               depository nstitution, its receiver or other liquidator to pay or deliver funds
Clauses Except Insuring                  or other Property to the ASSURED provided further that this Section 3.f. shall
Clause 1.                                not apply to loss of Property resulting directly from robbery, burglary,
(continued)                              misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the
                                         ASSURED.

                                     g.  loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                     h.  loss  resulting  from entries or changes made by a natural person with  authorized  access to a  Computer  System  who acts in good faith on instructions, unless such instructions are given to that person by a  software  contractor  or its  partner,  officer,  or employee authorized by the ASSURED to design,  develop,  prepare, supply,  service,  write or implement  programs for the ASSURED's
                                         Computer System; or


                                      i. loss resulting directly or indirectly from the input of data into a Computer System  terminal,  either on the premises of the  customer  of the ASSURED or under the control of such a customer,  by a customer or other person who had  authorized access to the customer's authentication mechanism.



Specific Exclusions -         4.     This bond does not directly or indirectly cover:
Applicable To All Insuring
Clauses Except Insuring               a. loss resulting from the complete or partial non-payment of or default
Clauses 1., 4., And 5                    on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;


                                      b. loss resulting from forgery or any alteration;

                                      c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.




Limit Of Liability/Non-       5.     At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-                   the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability            notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the
                                     COMPANY under this Bond with respect to all loss resulting from:



                                     a.   any one act of burglary, robbery or hold-up, or attempt thereat, in which no
                                          Employee is concerned or implicated, or


                                     b.   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or


                                     c.   all acts, other than those specified in a. above, of any one person, or


   ICAP Bond (5-98)
   Form 17-02-1421 (Ed. 5-98) Page 13 of 19


Conditions And
Limitations

Limit Of Liability/Non-             d.   any one casualty or event other than those specified in a., b., or  c. above,
Reduction And Non-                       shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability                LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)                              the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.


                                    All acts, as specified in c. above, of any one person which


                                    i.  directly or indirectly aid in any way wrongful acts of any other person or persons, or


                                   ii.  permit the continuation of wrongful acts of any other person or persons

                                    whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.



Discovery                     6.    This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
                                    ASSURED being aware of:


                                    a.   facts which may subsequently result in a loss of a type covered by this Bond, or


                                    b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,


                                    regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
                                    AMOUNT, or the exact amount or details of loss may not then be known.




Notice To Company -           7.    a.   The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings                practicable moment, not to exceed sixty (60) days after discovery of
Against Company                          loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE
                                         AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                                    b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.


                                    c.   Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                                    d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.


                                    e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.


    ICAP Bond (5-98)
    Form 17-02-1421 (Ed. 5-98) Page 14 of 19


Conditions And
Limitations



Notice To Company -                 f.   Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings               include electronic recordings of such instructions.
Against Company
(continued)



Deductible Amount             8.    The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amountof all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
                                    ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
                                    DECLARATIONS.


                                    There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
                                    sustained by any Investment Company.



Valuation                     9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                                    The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the
                                    ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.


                                    The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the
                                    COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.


                                    In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                                    OTHER PROPERTY

                                    The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19


Conditions And
Limitations

(continued)



Securities Settlement       10.    In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.


                                   The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:


                                   a.  for securities having a value less than or equal to the applicable
                                       DEDUCTIBLE AMOUNT - one hundred (100%) percent;


                                   b.  for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
                                       DEDUCTIBLE AMOUNT bears to the value of the securities;

                                   c.  for securities having a value greater than the applicable LIMIT OF
                                       LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                                       The value  referred  to in Section  10.a.,  b., and c. is the value in accordance with Section 9, VALUATION,  regardless of the value of such securities  at the time the loss  under  the  COMPANY'S  indemnity  is sustained.

                                       The COMPANY is not required to issue its  indemnity for any portion of a loss of securities which is not covered by this Bond;  however,  the
                                       COMPANY  may do so as a  courtesy  to  the  ASSURED  and  at its  sole discretion.

                                       The ASSURED shall pay the  proportion of the Company's  premium charge for the Company's  indemnity as set forth in Section 10.a., b., and c.
                                       No  portion  of the LIMIT OF  LIABILITY  shall be used as  payment  of
                                       premium  for  any  indemnity   purchased  by  the  ASSURED  to  obtain
                                       replacement securities.




Subrogation - Assignment -  11.       In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery                              all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.


                                      Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:


                                      a.   first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable
                                           LIMIT OF LIABILITY,

                                      b.   second,  to the COMPANY in  satisfaction of amounts paid in settlement of the ASSURED'S claim,

                                      c.   third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
                                           AMOUNT, and


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19


Conditions And
Limitations


Subrogation - Assignment -           d.   fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery                                  ASSURED which was not covered under this Bond.
(continued)
                                          Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.



Cooperation Of Assured         12.  At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:


                                    a.   submit to examination by the COMPANY and subscribe to the same under oath,

                                    b.   produce for the COMPANY'S examination all pertinent records, and

                                    c.   cooperate with the COMPANY in all matters pertaining to the loss.

                                    The ASSURED shall  execute all papers and render  assistance to secure to the COMPANY the rights and causes of action provided for under this
                                    Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.



Termination                    13.   If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
                                     Securities and Exchange Commission, Washington, D.C., not less than sixty
                                     (60) days prior to the effective date of such termination.

                                     If the Bond is for a joint ASSURED,  it shall not be terminated unless written  notice  shall  have  been  given by the  acting  party to the affected party, and by the COMPANY to all ASSURED Investment Companies
                                     and to the Securities and Exchange Commission,  Washington,  D.C., not
                                     less  than  sixty  (60)  days  prior  to the  effective  date  of such termination.


                                     This Bond will terminate as to any one ASSURED, other than an Investment
                                     Company:


                                     a.  immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or


                                     b.  immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or


                                     c.  immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.


                                     The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19


Conditions And
Limitations



Termination                          If any partner, director, trustee, or officer or supervisory employee of an
(continued)                          ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
                                     ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the
                                     ASSURED:

                                     a.   shall immediately remove such Employee from a position that would enable  such  Employee  to cause  the  ASSURED  to  suffer a loss covered by this Bond; and

                                     b.   within  forty-eight  (48) hours of learning  that an Employee has committed any dishonest  act,  shall notify the COMPANY,  of such action and provide full particulars of such dishonest act.

                                     The COMPANY may terminate coverage as respects any Employee sixty (60)
                                     days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.




Other Insurance              14.    Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                                     a. the ASSURED,

                                     b. a Transportation Company, or

                                     c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the
                                        Property involved.



Conformity                   15.     If any limitation within this Bond is prohibited by any law controlling this  Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.


Change or Modification       16.     This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                                     If this Bond is for a sole ASSURED,  no change or  modification  which would  adversely  affect the rights of the ASSURED  shall be effective prior to sixty (60) days after  written  notice has been  furnished to the  Securities  and Exchange  Commission,  Washington,  D.C.,  by the
                                     acting party.


 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98) Page 18 of 19


Conditions And
Limitations


Change or Modification          If this Bond is for a joint ASSURED, no charge or modification which would
(continued)                     adversely affect the rights of the ASSURED shall be effective prior to sixty
                                (60)days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
                                COMPANY.


ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19



                                                    FEDERAL INSURANCE COMPANY

                                                    Endorsement No.:  1 Bond

                                                    Bond Number:    82047607



NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

          STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

     "12. Stop Payment Order or Refusal to Pay Check

          Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

     a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

     b.   refusing  to pay any check or draft made or drawn upon or against  the
          ASSURED  by  any  customer  of  the  ASSURED  or  by  any   authorized
          representative of such customer."

2.   By adding the following Specific Exclusion:

        "Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 12

        This Bond does not directly or indirectly cover:

     a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

        b. loss arising out of:

          (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

          (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

          (3)  discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on July 30, 2007.


    /s/ Illegible
By --------------------------------
   Authorized Representative

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


ICAP Bond

Form 17-02-2365 (Ed. 10-00)



                                           FEDERAL INSURANCE COMPANY

                                           Endorsement No.: 2 Bond

                                           Bond Number:  82047607

NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

                        UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

     13. Unauthorized Signature

          Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account. It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.   By adding to Section 1., Definitions, the following:

          r. Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

          s. Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

               (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

               (2) of a type commonly dealt in on securities exchanges or markets, and

               (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.


ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 1



          t. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.


This Endorsement applies to loss discovered after 12:01 a.m. on July 30, 2007.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


    /s/ Illegible
By --------------------------------
  Authorized Representative


ICAP Bond
Form 17-02-5602 (Ed. 10-03) Page 2



                                       FEDERAL INSURANCE COMPANY

                                       Endorsement No.: 3 Bond

                                       Bond Number:   82047607


NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

                NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:


1.   By adding to Section 13, Termination, the following:

     Bonds In Effect Sixty (60) Days Or Less

     If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

     Bonds In Effect More Than Sixty (60) Days


     If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.


1.   Nonpayment of premium;


2. Conviction of a crime arising out of acts increasing the hazard insured against;



3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;


4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;


5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 1



6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

     Notice Of Termination

     Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it. Return Premium Calculations

     The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.   By adding a new Section reading as follows:

     "Section 17. Election To Conditionally Renew / Nonrenew This Bond

     Conditional Renewal

     If the COMPANY conditionally renews this Bond subject to:

     1.   Change of limits of liability;

     2.   Change in type of coverage;

     3.   Reduction of coverage;

     4.   Increased deductible;

     5.   Addition of exclusion; or

     6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

       Notices Of Nonrenewal And Conditional Renewal

     1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

          a.   The expiration date; or

          b. The anniversary date if this Bond has been written for a term of more than one year.


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 2



     2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.


     3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.


3. By adding to General Agreement B., Representations Made By Assured, the following:


     No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.



This Endorsement applies to loss discovered after 12:01 a.m. on July 30, 2007.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


    /s/ Illegible
By --------------------------------
   Authorized Representative


ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03) Page 3


                                                  ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: July 30, 2007          FEDERAL INSURANCE COMPANY
                                               Endorsement/Rider No.    4 Bond
                                               To be attached to and
                                               form a part of Bond No. 82047607



Issued to: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

        DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

     If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.



The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.


                                             /s/ Illegible
                                           --------------------------------
                                            Authorized Representative

17-02-2437 (12/2006) rev. Page 1



Effective date of
this endorsement: July 30, 2007           FEDERAL INSURANCE COMPANY
                                          Endorsement No.: 5 Bond
                                          To be attached to and form a
                                          part of Bond Number: 82047607



Issued to: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

          COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.



ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


    /s/ Illegible
By --------------------------------
    Authorized Representative

Form 14-02-9228 (Ed. 4/2004)



                                          FEDERAL INSURANCE COMPANY
                                          Endorsement No:  6 BOND
                                          Bond Number:  82047607

NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

                         AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

The Hyperion Brookfield Total Return Fund, Inc.
The Hyperion Brookfield Strategic Mortgage Income Fund Inc.
The Hyperion Brookfield Income Fund, Inc
The Hyperion Brookfield Collateralized Security Fund, Inc.


This Endorsement applies to loss discovered after 12:01 a.m. on July 30, 2007. ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


    /s/ Illegible
By --------------------------------
   Authorized Representative


ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1



                                                FEDERAL INSURANCE COMPANY
                                                Endorsement No. 7 Bond
                                                Bond Number:      82047607


NAME OF ASSURED: THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.

       REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:


If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.




                                                               SINGLE LOSS                DEDUCTIBLE
INSURING CLAUSE                                                LIMIT OF LIABILITY         AMOUNT
---------------                                                ------------------         ------

1.     Employee                                                $ 3,100,000.               $ 25,000

2.     On Premises                                             $ 3,100,000.               $ 25,000

3.     In Transit                                              $ 3,100,000.               $ 25,000

4.     Forgery or Alteration                                   $ 3,100,000.               $ 25,000

5.     Extended Forgery                                        $ 3,100,000.               $ 25,000

6.     Counterfeit Currency                                    $ 3,100,000.               $ 25,000

7.     Threats to Person                                       $ 3,100,000.               $ 25,000

8.     Computer System                                         $ 3,100,000.               $ 25,000

9.     Voice Initiated Funds Transfer Instruction              $ 3,100,000.               $ 25,000

10.    Uncollectible Items of Deposit                          $ 50,000.                  $ 5,000.

11.    Audit Expense                                           $ 50,000.                  $ 5,000.

12.    Stop Payment Order or Refusal to Pay Check              $ 25,000.                  $ 5,000.

13.    Unauthorized Signature                                  $ 25,000.                  $ 5,000.


This Endorsement applies to loss discovered after 12:01 a.m. on July 30, 2007.


ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2007


                                          /s/ Illegible
                                      By --------------------------------
                                         Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)                                             Page 1


                         IMPORTANT NOTICE TO POLICYHOLDERS




     All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.


     Thank you for choosing Chubb.

10-02-1295 (ed. 5/2007)



    Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)


                              Chubb & Son, div. of Federal Insurance Company as manager of the member insurers of the Chubb Group of Insurance Companies

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.


Form 10-02-1281 (Ed. 1/2003)

                THE HYPERION STRATEGIC MORTGAGE INCOME FUND, INC.

                          Excerpts of Minutes of a Meeting
                            of the Board of Directors
                                     Held on
                                   May 7, 2007





             Review and Renewal of Joint Fidelity Bond and Participation in
                  Joint Fidelity Bond Agreement among the Funds


         Following discussion, and on a motion duly made and seconded, the Board unanimously approved the following resolution:

                  WHEREAS, the Fund has previously satisfied the fidelity bond coverage requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act") by participating in a joint fidelity bond (the "Joint Fidelity Bond"); and

                  WHEREAS, in connection with the participation in the Joint Fidelity Bond, the Fund entered into a Joint Fidelity Bond Agreement (the "Joint Fidelity Bond Agreement") providing for the allocation of premiums and minimum levels of recoveries among the Fund and other Hyperion funds; and

                  WHEREAS, it is proposed that the Joint Fidelity Bond be continued for a one year period from July 30, 2007 through July 30, 2008, and that the Fund continue to satisfy its fidelity bond coverage requirements under the 1940 Act through participation in the continuance of the Joint Fidelity Bond; and

                  WHEREAS, it is also proposed that, in connection with the continuance of the Joint Fidelity Bond, that the Fund enter into a new Joint Fidelity Bond Agreement on substantially the same terms and conditions as contained in the current Joint Fidelity Bond Agreement, which the new Joint Fidelity Bond Agreement shall be in substantially the form presented to the Board.

                  NOW THEREFORE, BE IT RESOLVED, that the Joint Fidelity Bond be continued for a one year period from July 30, 2007 through July 30, 2008, and that the Fund continue to satisfy its fidelity bond coverage requirements under the 1940 Act through participation in the continuance of the Joint Fidelity Bond; and be it further

                  RESOLVED, that, in connection with the continuance of the Joint Fidelity Bond, the Fund is authorized to enter into a new Joint Fidelity Bond Agreement on substantially the same terms and conditions as contained in the current Joint Fidelity Bond Agreement, which the new Joint Fidelity Bond Agreement shall be in substantially the form presented to the Board; and be it further

                  RESOLVED, that the Fund's officers are severally authorized to execute and deliver such documents as may be required to effectuate the foregoing resolutions, to pay any premium as may from time to time be required, and to take such further action as may be required by any applicable laws, rules or regulations in connection with implementing any of the foregoing resolutions.

                          JOINT FIDELITY BOND AGREEMENT
                               As of July 1, 2007

                               W I T N E S S E T H

     WHEREAS, The Hyperion Brookfield Total Return Fund, Inc., The Hyperion Brookfield Strategic Mortgage Income Fund, Inc., Hyperion Brookfield Income Fund, Inc., and Hyperion Brookfield Collateralized Securities Fund, Inc. as parties to this Agreement (the "Insureds") are named insureds under a financial institution fidelity bond issued by Federal Insurance Company (the "Policy");

     NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

     1. Joint Insured Bond. The Insureds shall maintain in effect the Policy or a substitute fidelity insurance policy providing comparable coverage from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the Policy is issued.

     2. Allocation of Premium. The Insureds shall pay the portion of the total premium for the Policy set forth in Schedule A hereto.

     3. Allocation of Proceeds.

     (a) If one or more Insureds sustain a single loss for which recovery is received under the Policy, each Insured shall receive that portion of the recovery which is sufficient in amount to indemnify that Insured in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all Insureds for such single loss.

     (b) If the recovery is inadequate to indemnify fully each Insured for such single loss (other than the portion thereof subject to a deductible), the recovery shall be allocated among the Insureds as follows:

     (i) Each Insured shall be allocated an amount equal to the lesser of its actual loss (net of any deductible) and the minimum amount of coverage allocated to it in accordance with Schedule A attached hereto; and

     (ii) The remaining portion of the recovery (if any) shall be allocated to each Insured for the portion of the loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each Insured's loss which is not fully indemnified bears to the sum of the unindemnified loss of itself and the other Insured. If such allocation would result in either Insured's receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other Insured if its losses would not be fully indemnified as a result of the foregoing allocation.

     (c) If the recovery made pursuant to subparagraphs (a) and (b) hereof reduces the total amount of coverage provided by the Policy because recovery is made from a portion of the Policy written on an "annual aggregate" basis:

     (i) The Insureds agree to seek additional coverage to reinstate the reduction in coverage; or

     (ii) In the event any subsequent loss is sustained, any recovery by an Insured in excess of the minimum amount allocated to it in accordance with Schedule A from coverage written on an "annual aggregate" basis shall be reallocated in the event of subsequent single loss among the Insured or Insureds sustaining the earlier loss(es) and other Insureds in accordance with subparagraphs (a) and (b) above; or

     (iii) Any recovery in excess of the minimum amount allocated in accordance with Schedule A from coverage written on an "annual aggregate" basis shall be paid into an escrow account and allocated in accordance with subparagraphs (a) and (b) above upon final determination of the aggregate losses for the policy year.

     (d) In the event that a recovery by an Insured is less than its actual loss because of the applicability of a deductible clause that is applicable on an "annual aggregate" rather than a "per occurrence" basis and one or more other Insureds sustain a subsequent loss or losses to which none or only the remaining portion of the deductible amount applies, the Insured(s) that sustained the earlier loss(es) shall be entitled to a portion of the recovery with respect to the later loss(es) such that the total burden of the deductible amount is borne between the Insureds in accordance with the percentages set forth in Schedule A hereto.

     4. Claims and Settlements. Each Insured shall, within ten days after the making of any claim under the Policy, provide the other Insureds with written notice of the amount and nature of such claim. Each Insured shall, within ten days after the receipt thereof, provide the other Insureds with written notice of the terms of settlement of any claim made under the Policy by such Insured.

     5. Withdrawal. Any Insured may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than 10 days' prior written notice to the other Insureds of such withdrawal. Upon withdrawal, such Insured shall cease to be named insured on the Policy and shall be entitled to receive any premium rebated by the insurance company with respect to such withdrawal.

     6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

     7. No Assignment. This Agreement is not assignable.

     8. Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-1010.

     IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first written above.



                     THE HYPERION BROOKFIELD TOTAL RETURN FUND, INC.


                     By:/s/ Thomas F. Doodian
                        --------------------------------



                     HYPERION BROOKFIELD STRATEGIC MORTGAGE INCOME FUND, INC.


                     By: /s/ Thomas F. Doodian
                        --------------------------------


                     HYPERION BROOKFIELD INCOME FUND, INC.


                     By: /s/ Thomas F. Doodian
                        --------------------------------


                     HYPERION BROOKFIELD COLLATERALIZED SECURITIES FUND, INC.


                     By:/s/ Thomas F. Doodian
                        --------------------------------

SCHEDULE A

HYPERION BROOKFIELD ASSET MANAGEMENT, INC.
Summary of Proposed Fidelity Bond Insurance Program for the Hyperion Funds For the Insurance Policy Year Ending July 30, 2008

($3,100,000 Joint Fidelity Bond)

Total Quoted Premium
                                                      -----------------------
for 07/30/2007 through 07/30/2008                           $8,865
                                                      -----------------------

------------------------------------------------------------------------------------------------------------------------------
 ALLOCATION OF PREMIUM TO THE INDIVIDUAL FUNDS FOR $3.10 MILLION JOINT FIDELITY BOND
------------------------------------------------------------------------------------------------------------------------------

------------------------ --- -- ------------- -------------- ------------- ---------------------------------------------------
                                                                                                                  Collateralized
                             Total Return Fund             Strategic Mortgage           Brookfield Income         Securities Fund
FUND                         (HTR)                         Fund (HSM)                   Fund (HBIF)               (HCS)

-----------------------------------------------------------------------------------------------------------------------------------

Gross Assets (1)             $407,000,000                 $235,000,000               $304,000,000             $775,251,000
Minimum required coverage
 per Rule 17g-1 of the
 1940 Act                        $750,000                     $600,000                   $750,000               $1,000,000
                          -----------------------       ----------------------       --------------------      -------------------
Net Assets (1)               $276,049,834                 $139,000,000               $283,000,000             $707,000,000
                          -----------------------       ----------------------       --------------------      -------------------
Allocation of $3,100,000
Joint Fidelity Bond
Premium (2)                        $1,742                         $877                     $1,786                   $4,461
                           -----------------------       ----------------------       --------------------      -------------------
Stand Alone Premium(3)             $2,750                       $2,750                     $2,750                   $2,750
                           -----------------------       ----------------------       --------------------      -------------------


Notes:
        (1) As of March 31, 2007 (in millions)

        (2) Allocation based on Fund's net assets as of March 31, 2007 in conjunction with Rule 17g-1 of the 1940 Act (2) Premium amounts for each Fund on a stand alone basis at minimum required coverage for one year